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November 12, 2014	Karen Dempsey
(415) 773-4140
kdempsey@orrick.com

Draft Registration Statement
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                                     Arcadia Biosciences, Inc.

Ladies and Gentlemen:

On behalf of Arcadia Biosciences, Inc., an Arizona corporation (“Arcadia Bio”), an “emerging growth company” within the meaning of Title I, Section 101 of the Jumpstart Our Business Startups Act (the “JOBS Act”), we hereby confidentially submit a draft registration statement on Form S-1 pursuant to Title I, Section 106 under the JOBS Act and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended. This registration statement is for the non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the registration statement. Arcadia Bio acknowledges that the registration statement and all related amendments are required to be filed publicly with the Securities and Exchange Commission no later than 21 days before the date on which Arcadia Bio begins a “road show,” as such term is defined in Rule 433(h) promulgated under the Securities Act of 1933, as amended.

As previously discussed in a conference call on November 7, 2014, with Anne Nguyen Parker, Assistant Director, and Andrew Mew, Senior Assistant Chief Accountant, the financial statements set forth in the draft registration statement include summarized information as to assets, liabilities and results of operations for an equity method investee pursuant to Rule 4-08(g), but the draft registration statement does not include separate financial statements for that investee under Rule 3-09 of Regulation S-X.  As discussed, as of December 31, 2012 and 2013, the equity method investee was 20.75% and 9.77% significant, respectively, under the investment test set forth in Rule 1-02(w) of Regulation S-X.  As of June 30, 2014, the value of Arcadia Bio’s investment in the equity method investee was zero, and it is expected to remain at zero at the end of 2014.  The equity method investee was less than 20% significant under the income test set forth in Rule 1-02(w) of Regulation S-X for the annual periods ended December 31, 2012 and 2013 and is expected to continue to be under this threshold for the annual period ended December 31, 2014.  Since Arcadia Bio currently anticipates that the registration statement would be declared effective after February 17, 2015 with 2014 audited annual financial statements, we respectfully submit that separate financial statements of the equity method investee will not be required at the time of effectiveness.  It is currently anticipated, subject to market conditions, that Arcadia Bio will update the registration statement to include audited annual 2014 financial statements in the first quarter of 2015, and will request

November 12, 2014

acceleration of effectiveness as soon as the Staff has completed its review of the updated financial statements.

Please direct all notices and communications with respect to this confidential submission to the following:

Eric J. Rey

President & Chief Executive Officer

Arcadia Biosciences, Inc.

202 Cousteau Place, Suite 200

Davis, CA 95618

Telephone: (530) 756-7077

Email: eric.rey@arcadiabio.com

with copies to:

Karen A. Dempsey

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105

Telephone: (415) 773-4140

Email: kdempsey@orrick.com

Please contact me at (415) 773-4140 or kdempsey@orrick.com, or Christopher Austin at (212) 506-5234 or caustin@orrick.com, if you have any questions regarding the foregoing.

Very truly yours,

/ s / Karen Dempsey
Karen A. Dempsey
Orrick, Herrington & Sutcliffe LLP